UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CADDO ENTERPRISES, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

12723Q03
(CUSIP Number)

Qing Chuan Yang
Apt. 101, 7995 Westminster Highway, Richmond, BC V6X 3Y5 Canada
Tel: (604) 214-0421
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 15, 2002
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12723Q103

1.   Names of Reporting Persons

Qing Chuan Yang

I.R.S. Identification Nos. of Above Persons

Not Available

2.   Check the Appropriate Box if a Member of a Group

(a)   [  ]

(b)   [X]

3.   SEC Use Only

4.   Source of Funds (See Instructions)

PF

5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

[   ]

6.   Citizenship or Place of Organization

China

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 500,000 common shares 8. Shared Voting Power 0 9 Sole Dispositive Power 500,000 common shares 10. Shared Dispositive Power 0

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

500,000 common shares

12.   Check if the Aggregate Amount in Row 11 Excludes Certain Shares

[   ]

13.   Percent of Class Represented by Amount in Row 11

100%

14.   Type of Reporting Person

IN

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock of Caddo Enterprises, Inc., a Nevada corporation (the "Company"). The principal executive offices of the Company are located at British Columbia, Canada

ITME 2. IDENTITY AND BACKGROUND

(a)

Qing Chuan Yang

(b)

Apt. 101-7995 Westminster Highway, Richmond, BC V6X 3Y5, Canada

(c)

Businessman

(d)

No

(e)

No

(f)

China

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On February 15, 2002, Qing Chuan Yang purchased 500,000 common shares of the Company from the shareholders of the company at the price of US$0.46 per share whereby US$130,000 was paid on closing pursuant to the Share Purchase Agreement, US$100,000 shall be paid within 10 days from the date that the common shares of the Company are traded on the OTC Bulletin Board.  The  purchase of the stock was paid for with personal cash.

ITEM 4. PURPOSE OF TRANSACTION

The securities of the Company were acquired by Qing Chuan Yang for investment purposes and to change the present board of directors and management of the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)

Qing Chuan Yang beneficially owns 500,000 shares of common stock of the Company, which represents 100% of outstanding shares of common stock of the Company.

(b)

 Qing Chuan Yang has the sole power to vote and dispose of the 500,000 shares of common stock.

(c)   See Item 3 of this Schedule.

(d)   Not applicable.

(a)

Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Qing Chuan Yang entered into a Share Purchase Agreement with RD Capital Inc., agent for the Shareholders of the Company, for the purchase of all of the outstanding common shares of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

(1)

Share Purchase Agreement;

(2)

Documents of resignation and appointment of new directors and officers;

(3)

Resolutions of transfer shares to Qing Chuan Yang.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2002

/s/    "Qing Chuan Yang"
Signature of Qing Chuan Yang

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).